PRESS RELEASE

SOURCE:  Neptune Technologies & Bioressources Inc.

“Neptune Technologies & Bioressources Inc. Announces Strategic Alliances with Degussa AG”

Laval Quebec CANADA, December 9, 2005 – Neptune Technologies and Bioressources (NTB: TSX-V), active in the field of high value-added natural product extraction from marine biomass, such as krill, is pleased to announce its strategic alliance with Degussa AG.

Degussa AG, the German giant and world’s largest manufacturer of specialty chemicals, is now a premier partner in Neptune’s long-term strategy for R&D and business development.  The alliance between Neptune and Degussa AG includes a two-tier project with a common objective to expand the Neptune pipeline.  With Degussa’s AG renowned expertise in supercritical CO2 extraction, Neptune will complete the enhancement of Neptune Krill Oil properties, customized for different functional foods and also complete the extraction process, isolation and industrial production of Neptune’s novel phospholipids.

Degussa AG will utilize its knowledge, expertise and high end technologies especially in the field of supercritical extraction know-how, in order for Neptune to accelerate its penetration and to rapidly grow with NKO™ as a functional food ingredient, ingeniously adapted to respond to the new requirements of the dairy and beverage markets, the largest and fastest growing segments of the 66.6B US$ functional food industry.

Concurrently Degussa AG and Neptune will join resources to exploit Neptune’s proprietary phospholipids and specifically 3 unique phospholipids known as; PhosphatidylCholine (PC), PhosphatidylEthanolamine (PE) and PhosphatidylInositol (PI), recognized as novel, because they are the only phospholipid carriers of EPA and DHA, omega-3 fatty acids and antioxidants known to science and industry, until today.  Among others, this unique feature makes Neptune phospholipids highly stable and effective, characteristics that are considered essential for the use of phospholipids in the nutraceutical, pharmaceutical and nutrigenomic industries.

“In line with our mission and business plan, the Degussa AG alliance represents a timely and strategic partnership and it is a significant leap forward for Neptune,” said Mr. Henri Harland, the President and CEO of Neptune Technologies & Bioressources Inc.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™).  Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.  Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research.  Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products.  The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

About Degussa AG http://www.degussa.com

Degussa AG is the global market leader in specialty chemicals.  Our innovative products and system olutions make an indispensable contribution to our customers' success, which we sum up by our claim "creating essentials".  In fiscal 2004 Degussa's 45,000 employees worldwide generated sales of 11.2 billion euros and operating profits (EBIT) of 965 million euros.

Forward Looking Statements:

Except for statements of historical fact, all statements in this news release - including, without limitation, statements regarding forecasts, plans and objectives of Neptune Technologies & Bioressources Inc. - are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

The stock Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Corporate Inquiries:

Neptune Technologies & Bioressources Inc.

Henri Harland

henrih@neptunebiotech.com
President & C.E.O.

Serge Comeau
sergec@neptunebiotech.com
Director, Investor Relations